EXHIBIT 99.1

Caledonia Mining Corporation Plc Publication of Inaugural ESG Report

ST HELIER, Jersey, July 28, 2021 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc ("Caledonia" or the "Company") (NYSE AMERICAN: CMCL; AIM: CMCL) announces that it has today published its 2020 Environmental, Social and Governance (“ESG”) Report, which covers the reporting period 1 January 2020 to 31 December 2020.This report is focused on Caledonia’s only operating project, the Blanket Mine in Zimbabwe.

The report is available on the Company's website at: www.caledoniamining.com/investors/esg-report/

Steve Curtis, Chief Executive Officer, commented:

“I am pleased to present this inaugural ESG Report which constitutes our first formal communication on Caledonia’s approach to ESG topics. In the report we focus on five key pillars which define our strategy.

“We believe this inaugural report is an important step in providing an update on our performance in this vital area of the business and will therefore endeavour to continue to develop our ESG communications.”

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 802 Tel: +44 7817 841793
WH Ireland Adrian Hadden/James Sinclair-Ford	Tel: +44 20 7220 1751
Blytheweigh Tim Blythe/Megan Ray	Tel: +44 207 138 3204
3PPB Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538